Exhibit 107

Calculation of Filing Fee Table

Schedule 14A

(Form Type)

Old Point Financial Corporation

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed maximum aggregate value of transaction	Fee rate	Amount of filing fee
Fees to be paid	$206,542,144 (1)(2)	0.00015310	$31,622 (3)
Fees previously paid			—
Total transaction valuation	$206,542,144
Total fees due for filing			$31,622
Total fees previously paid			—
Total fee offsets			—
Net fee due			$31,622

(1)	Aggregate number of securities to which transaction applies: As of May 11, 2025, the maximum number of Old Point Financial Corporation common stock, par value $5.00 per share (“Company Common Stock”), to which this transaction applies is estimated to be 5,105,029 shares.

(2)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): Estimated solely for the purposes of calculating the filing fee, as of May 12, 2025, the underlying value of the transaction was calculated based on the sum of (i) $104,653,115 in cash to be paid upon the closing of the transaction assuming that approximately 50% of the Company Common Stock to which this transaction applies elects to receive $41.00 per share in cash, and (ii) the estimated value of 2,909,868 shares of TowneBank common stock expected to be issued upon the closing of the transaction, based on the average of the high and low prices of TowneBank common stock (the securities to be issued in the transaction) on Nasdaq on May 12, 2025, which equals $101,889,029, assuming that approximately 50% of the Company Common Stock to which this transaction applies elects to receive 1.14 shares for each share of Company Common Stock.

(3)	In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the sum calculated in Note 2 above by 0.00015310.